Mail Room 4561

November 3, 2006

Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 North 83rd Way, Suite 3
Scottsdale, Arizona 85260

> **Re:** **Alanco Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed on October 6, 2006**
> **File No. 333-137849**
>
> **Form 10-KSB for the fiscal year ended June 30, 2006**
> **File No. 0-09347**

Dear Mr. Kauffman:

　　We have limited our review of the above-referenced filings of Alanco Technologies, Inc. to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General

1. Please be sure to update your prospectus to reflect the recent 2 for 5 reverse stock split that has allowed you to regain Nasdaq compliance. If applicable, please also disclose the interim trading symbol of your Class A common stock.

Cover Page

2. Please indicate on the cover page that some of the shares of common stock that are being registered are from shares underlying warrants and indicate the number of such shares.

Risk Factors, page 5

3. You risk factor section requires significant revision. Your subheadings do not state and characterize succinctly the information that follows. For example, the subheading "StarTrak Systems acquisition" on page 6 does not adequately describe the subsection's contents. The same is true of the following subheadings:

   - "TSI acquisition";
   - "General Economic Conditions";
   - "Future capital and liquidity needs; Uncertainty of proceeds and additional financing"; and
   - "NASDAQ Listing."

   Each risk factor should begin with a subheading that succinctly characterizes the discussion that follows and specifically identifies the risk you wish to highlight. Please revise this section to provide descriptive risk factor subheadings for each discrete risk you identify. Note that if your subheadings would work equally well in any other company's disclosure document, they are probably too vague to be helpful. See Rule 421(b) of Regulation C. Please refer to Staff Legal Bulletin 7A, which is publicly available on our website at www.sec.gov, for further guidance on drafting risk factors.

4. In addition, we note that some of your risk factor discussions have no headings at all. Please revise to provide a risk factor subheading for each of the risks you identify.

Selling Stockholders, page 13

5. Identify the natural person or persons who have voting or investment control over Cronus Partners LLC. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.

6. To the extent any of the selling shareholders are affiliates of broker-dealers, disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

7. Please include the selling shareholder information required by Item 507 of Regulation S-K. Specifically, we note you have omitted from the selling stockholder table the amount

and percentage of the class, if one percent or more, to be owned by the selling stockholders after completion of the offering. Please revise the table to provide this information.

Where you can find more information, page 20

8. Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.

Part II

Undertakings

9. The undertakings set forth in Item 512 of Regulation S-B have been recently revised. Please update to include the currently required undertakings outlined in paragraph 512(g)(1) or (g)(2) of Regulation S-B, as appropriate.

10. In addition, because you are not relying on Rule 430A, please remove the related undertaking.

Form 10-KSB for the fiscal year ended June 30, 2006

Management's Discussion and Analysis and Results of Operations, page 8

11. Your Management's Discussion and Analysis section should be revised to provide a meaningful discussion of the business conditions and developments that led to the material changes in operations from one period to the next. As drafted, your disclosure recites the line items found in the financial statements and offers little in the way of context for understanding the changes. This type of disclosure does not help an investor to understand the underlying business developments and conditions that led to the financial results, as viewed through the eyes of your management. For example, you state that you experienced a 3.6% increase in operating loss for fiscal year ended June 30, 2006 over the prior year due to increased operating losses in the RFID Technology segment and a decline in operating income in the Data Storage segment. Your revised disclosure should discuss the underlying reasons for these changes experienced from one period to the next within each segment. Your disclosure should include a discussion of the key variables or other qualitative or quantitative factors management believes are key to understanding and evaluating the company's performance. Revise the disclosure in this entire section accordingly.

12. Expand your discussion to discuss "the economic conditions that reduced both state and federal government tax revenues and the prolonged government procurement process"

and how these conditions are expected to have a material impact, if at all, on your future results of operations.

13. Please provide a basis for your statement that "various state governments are considering methods to finance the adoption of RFID technology for their state corrections facilities."

14. You state that one of the factors resulting in the decrease in Data Storage segment revenue is a "change in product mix." Please explain in better detail how the product mix changed, the reason for the change, and any known material trends or uncertainties.

15. Please explain the sentence on page 10, "Due to minimum sales recognized for the RFID Technology segment in both fiscal years, the gross margins are not reflective of the gross margin percentage that is anticipated under higher sales levels." This sentence appears to imply that you anticipate higher sales levels in the future, which will then reflect different gross margin percentages. What is the basis for this anticipation, given that revenues decreased from 2005 to 2006?

16. Explain in better detail the reason for the increase in operating loss in the RFID Technology segment.

Liquidity and Capital Resources, page 11

17. Please revise this section to provide the disclosure required by Item 303(b)(1)(i) of Regulation S-B. You supply figures showing a significant negative working capital without adequately discussing its implications. In light of the going concern opinion, your discussion of liquidity and capital resources should include a statement as to whether you believe you have sufficient capital resources to meet your operating needs for the next twelve months. Please revise this section to state the number of months, if less than 12, that your current cash resources will permit you to fund your financial obligations and the amount needed to complete the year. Also discuss management's plans to address the negative working capital.

18. Please disclose, if known, the reason for the decrease from 34 days' to 28 days' sales for the Data Storage segment accounts receivable balance. Discuss any known material trends.

Disclosure Controls and Procedures, page 39

19. You state that the company's disclosure controls and procedures "Company maintains disclosure controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the Securities and Exchange Commission (SEC), and to process, summarize and disclose this information within the time periods specified in the rules of the SEC." This definition of disclosure controls and procedures is more limited than what is called for under Rule13a-15(e) or

15d-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures f met all of the requirements of this section for the relevant period and that you will conform your disclosure in future filings.

20. We note your statement that, "Since the date of the most recent evaluation of the Company's internal controls by the Chief Executive and Chief Financial Officers, there have been no significant changes in such controls or in other factors that could have significantly affected those controls…" (emphasis added). Please note that Item 308 of Regulation S-B requires the disclosure of "any" change in your internal control "over financial reporting" that occurred "during [your] last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal control over financial reporting. Please revise your disclosure to conform to Item 308 of Regulation S-B.

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct all questions to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen Parker at 202-551-3611. If you require further assistance, please contact the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 480-348-1471
       Steven P. Oman, Esq.